

Mail Stop 3233

October 31, 2017

Via E-mail
Mr. Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

> **Re:** **The Hackett Group, Inc.**
> **Form 10-K for the fiscal year ended December 30, 2016**
> **Filed March 10, 2017**
> **File No. 333-48123**

Dear Mr. Ramirez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 2016 to 2015, page 23

1.   You disclose your results on a constant currency basis which appear to be non-GAAP financial measures. In future periodic filings, please describe the process for calculating the currency effects, including which period's exchange rate is used. Also provide such disclosure in your interim periodic filings and quarterly earnings announcements.

2.   Please explain why you believe it is appropriate to use a normalized long-term cash tax rate of 30% to calculate Adjusted non-GAAP net income. In your response, tell us how you concluded such assumption is reasonable estimate given the effective tax rate on your GAAP Net income for the past two fiscal year-ends has exceeded 35%. In addition,

ensure your disclosures clearly describe the basis for the adjustment and disclose how the adjustment is calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3573 with any questions.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant
Office of Real Estate and
  Commodities